

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

<u>Via E-mail</u>
Gary S. Okizaki
Chief Executive Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

> **Re:** **Yummy Flies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 26, 2013**
> **File No. 333-171188**

Dear Mr. Okizaki:

     We have reviewed your responses to the comments in our letter dated January 11, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Prospectus Cover Page</u>

1. We note that the selling shareholders are offering 1,989,000 shares of common stock at $.05 per share until your shares are quoted on the Over-the-Counter Bulletin Board. You state that the selling shareholders will receive approximately $90,000 in proceeds on the prospectus cover page and throughout when you also state that the offering maximum offering proceeds is $99,450 on the registration statement cover page. Please explain the $90,000 estimated proceeds and the $.045 per share price on the prospectus cover page. Please revise for consistency.

<u>Prospectus Summary, page 3</u>

2. We note your response to our prior comment 2 and reissue in part. Please disclose the amount of cash in your treasury as of a more recent practicable date here and state how long your present capital is estimated to last. Also revise the first sentence of the third risk factor on page 6 to include your current available cash as of a more recent practicable date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Plan of Operation, page 17

3. We note your response to our prior comment 4 and reissue in part. The cost of each step of your plan of operation on page 17 appears to be inconsistent with amounts disclosed on page 22. Please revise for consistency and clarity. In addition, the costs listed on page 17 seem to only add up to $450,000 but you disclose that you require $500,000 in additional capital in order to fully implement your business plan as described on page 17. Please advise or revise.

Description of Business, page 19

Our Products, page 19

4. We note your response to our prior comment 7 that you have removed your disclosure that the "majority of flies offered . . . are no more than silhouettes of the bug(s) being imitated" on page 20 and that "[t]andem flies are unique" on page 20. However, such disclosure still appears on page 20. Please provide the basis for such beliefs or remove the statements.

Current Marketing Efforts, page 22

5. We note your response to our prior comment 8 in the last paragraph on page 22 that you anticipate that you will have new products ready within three to four months after you receive at least $100,000 in additional capital. This statement appears to contradict your disclosure in the following sentence that you estimate that the cost will be approximately $24,000. Please revise for consistency or advise.

Experts, page 30

6. It appears that you have included the financial statements for the period ended December 31, 2012 in your registration statement. Please update the disclosure under this section.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew I. Telsey, Esq.